Exhibit 14.1
RailAmerica, Inc.
Code of Business Conduct and Ethics
For Directors, Officers and Employees
Overview
It is essential that the highest standards of conduct be observed in all contacts made by directors, officers and employees of the Company with customers, shareholders, suppliers, governmental officials, fellow employees and the general public. To further this objective, RailAmerica (the “Company”) has a set of written policies dealing with rules of conduct to be used in conducting the business affairs of the Company. It is RailAmerica’s intention to proactively promote ethical behavior.
No code of business conduct and ethics can replace the thoughtful behavior of an ethical director, officer or employee. However, such a code can focus the board and management on areas of ethical risk, provide guidance to personnel to help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct and help to foster a culture of honesty and accountability.
The Company’s Code of Business Conduct and Ethics (the “Code”) requires that any waiver of the Code for directors or executive officers may be made only by the board or a board committee and must be promptly disclosed to shareholders. This disclosure requirement should inhibit casual and perhaps questionable waivers, and should help assure that, when warranted, a waiver is accompanied by appropriate controls designed to protect the Company. It will also give shareholders the opportunity to evaluate the board’s performance in granting waivers.
Application of the Policies
It is the policy of the Company to comply with all applicable laws; to act fairly, impartially, in an ethical and proper manner. The highest standards of conduct are required of our directors, officers and employees and all other persons who act on our behalf, which includes contractors, consultants, etc. Violations of the policies will result in disciplinary action, up to and including immediate termination of employment. The employee may also be subject to legal process. It is also Company practice to encourage everyone to ask questions, seek guidance, and express any concerns they may have.
However, no set of policy guidelines can hope to cover all situations RailAmerica directors, officers and employees may encounter. When in doubt, each should ask themselves the following questions:
•	Would my action inspire trust?

•	Is my action legal? If legal, is it also ethical? Are my actions honest in every respect?

•	Is anyone’s life, health or safety endangered by this action?

Code of Business Conduct and Ethics
•	Can I defend this action with a clear conscience before my supervisor, fellow employees, and the general public?

•	Would my supervisor act this way? Would it be helpful to ask my supervisor about this matter before I act?

•	Would I be proud to read about my action in the newspaper?
Code of Conduct
RailAmerica is committed to promoting integrity and maintaining the highest standard of ethical conduct in all of its activities. Our business success is dependent on trusting relationships, which are built on this foundation of integrity. Our reputation is founded on the personal integrity of the Company’s personnel and our dedication to:
Honesty in communicating within the Company and with our customers and suppliers, while at the same time protecting the Company’s confidential information;
Accountability for our words and actions, confirms our commitment to being answerable for our conduct;
Quality in our services, by striving to provide quality services to our customers;
Responsibility for our words and actions, confirms our commitment to do what we say;
Compassion in our relationships with our employees and the communities affected by our business;
Fairness to our fellow employees, shareholders, customers and suppliers through adherence to all applicable laws, regulations and policies, and a high standard of behavior; and
Respect for our fellow employees, shareholders, customers and suppliers while showing willingness to solicit their opinions and value their feedback
1. Principles of Conduct
a. Confidential Information
RailAmerica believes its confidential proprietary information is an important asset in the operation of its business and prohibits the unauthorized use or disclosure of this information, except when disclosure is authorized or legally mandated. Confidential information includes all material, non-public information that might be of use to competitors, or harmful to the Company, its shareholders or its customers if disclosed. RailAmerica’s success is dependent upon the strict adherence by directors, officers and employees to this policy and all applicable standards and procedures.
To protect this information, it is Company policy that:
•	Confidential information of the Company should be disclosed within the Company only on a need-to-know basis

•	Confidential information of the Company (paper or electronic) must be marked with additional handling instructions so as to keep this information confidential

•	Confidential information of the Company should be disclosed outside the Company only when required by law or when necessary to further the Company’s business activities and in accordance with the Company’s disclosure guidelines

Code of Business Conduct and Ethics
b. Conflicts of Interest
RailAmerica directors, officers and employees have an obligation to give their complete loyalty to the best interests of the Company. They should avoid any action that may involve, or may appear to involve, a conflict of interest with the Company. A conflict of interest occurs when an individual’s private interest interferes in any way — or even appears to interfere — with the interests of the Company as a whole. Directors, officers and employees should not have any financial or other business relationships with suppliers, customers or competitors that might impair, or even appear to impair, the independence of any judgment they may need to make on behalf of the Company.
Therefore, it is Company policy that directors, officers and employees may not:
•	Perform services for, have a financial interest in, or receive any financial benefit from a private company or other entity that is, or may become, a supplier, customer, or competitor of the Company, or from which the Company receives any form of financial services

•	Perform services for or have a material interest (more than 5% of the outstanding stock or net worth) in a publicly traded, or privately owned, company that is, or may become, a supplier, customer, or competitor of the Company

•	Perform outside work or otherwise engage in any outside activity or enterprise that may interfere in any way with job performance or create a conflict with the Company’s best interests

•	Employees are under a continuing obligation to disclose to their supervisors any situation that presents the possibility of a conflict or disparity of interest between the employee and the Company. Disclosure of any potential conflict is the key to remaining in full compliance with this policy
Questions Directors, Officers and Employees Should Ask Themselves:
•	Could my outside business or financial interests adversely affect my job performance or my judgment on behalf of the Company?

•	Can I reasonably conduct my business outside of normal Company work hours and prevent my customers from contacting me at work?

•	Will I be using Company equipment, materials, or proprietary information in my outside business?
c. Corporate Opportunities
Employees, officers and directors are prohibited from (a) taking for themselves personally opportunities that are discovered through the use of Company property, information or position; (b) using Company property, information, or position for personal gain; and (c) competing with the Company directly or indirectly. Employees, officers and directors owe a duty to the Company to advance its legitimate interest when the opportunity to do so arises.

Code of Business Conduct and Ethics
d. Customer, Supplier & Competitor Relationships
Fair dealing
RailAmerica believes that the Company, the economy, and the public benefit if businesses compete vigorously. The Company, its directors, officers, employees, and representatives will treat customers, business allies and suppliers fairly and will not engage in anticompetitive practices that unlawfully restrict the free market economy. No director, officer or employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practices.
Bribes
RailAmerica’s objective is to compete in the marketplace on the basis of superior rail services and competitive pricing. No payment in any form shall be made directly or indirectly to anyone for the purpose of obtaining or retaining business, or to obtain any other favorable action. A violation of this policy will subject the director, officer or employee to disciplinary action as well as potential criminal prosecution.
Gifts
No gift should be accepted from a supplier, vendor or customer unless the gift (1) is not a cash gift, (2) is consistent with customary business practices, (3) has insubstantial value, (4) cannot be construed as a bribe or payoff, or (5) does not violate any laws or regulations or unless a refusal to accept it would be discourteous or otherwise harmful to RailAmerica. Employees must receive approval from their supervisors before they accept any gift having more than a nominal value (i.e. greater than $50.00).
Entertainment
Appropriate business entertainment by directors, officers and employees occurring in connection with business discussions or the development of business relationships is generally deemed appropriate in the conduct of official business. This may include business-related meals and trips, refreshments before or after a business meeting, and occasional athletic, theatrical or cultural events. Entertainment in any form that would likely result in a feeling or expectation of personal obligation should not be extended or accepted. This applies equally to giving or receiving entertainment.
Questions Directors, Officers and Employees Should Ask Themselves:
•	Am I offering something in order to obtain special treatment for the Company?

•	Will I favor this customer/supplier because he gives me a gift?

•	If my supervisor knew about the gift a customer/supplier gave to me, would he/she approve?

•	How often this year have I provided gifts to this customer?

•	How often this year have I taken gifts from this supplier?
e. Reporting of Any Illegal or Unethical Behavior
Employees are encouraged to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action in a particular situation. Additionally, employees should report violations of laws, rules, regulations or the Code of Business Conduct and Ethics to appropriate personnel. The Company will not allow retaliation for reports made in good faith.

Code of Business Conduct and Ethics
VIOLATION OF ANY OF THE ABOVE STANDARDS AND PROCEDURES WILL SUBJECT THE EMPLOYEE TO DISCIPLINARY ACTION, UP TO AND INCUDING IMMEDIATE TERMINATION OF EMPLOYMENT. THE EMPLOYEE MAY ALSO BE SUBJECT TO LEGAL PROCESS.
2. Document Shredding Policy
We generate a significant volume of printed material in the course of doing our daily tasks. We print documents, receive faxes, copy documentation, generate reports, and so on. A small portion of these printed pages contains sensitive financial and operational information about our Company or customers. You should utilize a shredding container for these documents. We must take a look at our own wastepaper disposal habits and make certain we are taking the required precautions to dispose of all sensitive documents in the appropriate manner.
Keep in mind that paper is not the only media through which information is exchanged. Computer disks, tapes, and discarded computer hard drives are often loaded with corporate information. Every computer system that is discarded/replaced should be checked to ensure that it no longer contains sensitive information before its final disposition.
All shredding must terminate immediately if the Company receives notice that it is subject to any federal or state agency investigation or, if at any time, it is so directed by the Company’s General Counsel.
3. Document Retention Policy
The Company is aware of the importance of maintaining its vital documentation. The responsibility and record keeping for this function falls to the Records Department. A systematic approach has been designed by this department to ensure a logical archival and retrieval system in conjunction with its offsite retention company.
The Department shall retain records as required for the period of their current use, unless longer retention is requested by the executive department, or is necessary to comply with legal or contractual requirements.
4. Employee Relations
All employees and supervisors, regardless of level, shall endeavor to meet the following objectives:
•	Respect each employee, worker and representative of customers, suppliers and contractors as an individual, showing courtesy and consideration and fostering personal dignity. Members of the management team shall use good judgment and exercise appropriate use of their influence and authority in their interactions with employees, customers, suppliers, contractors and partners

•	Make a commitment to and demonstrate equal treatment of all employees, workers, customers, suppliers and contractors without regard to race, color, creed,

Code of Business Conduct and Ethics
gender, religion, age, national origin, citizenship status, veteran status, marital status, sexual orientation, or disability

•	Provide employment opportunities to qualified individuals with disabilities and, in the United States, to Vietnam-era and other veterans

•	Encourage employees to voice their opinions freely about the policies and practices of the Company by communicating and practicing RailAmerica’s open door policy

•	Provide a workplace free of harassment on the basis of race, color, gender, religion, age, national origin, citizenship status, veteran status, sexual orientation or disability

•	Keep employees generally informed of the policies, plans and progress of the Company through regular communications

•	Afford employees a reasonable opportunity, consistent with the needs of the Company, for training to become better skilled in their jobs

•	Encourage promotion from within, consistent with the needs of the Company, whenever qualified employees are available

•	Provide and maintain a safe, healthy and orderly workplace

•	Assure uniformly fair compensation and benefit practices that will attract, reward and retain quality employees
5. Equal Employment Opportunity
RailAmerica, Inc. is an equal opportunity employer. It is the policy of RailAmerica to ensure equal employment treatment for all employees and applicants, regardless of race, color, creed, gender, religion, national origin, age, sexual orientation, citizenship status, veteran status, marital status, or disability, and to comply voluntarily with the concept and practice of affirmative action. This policy applies to all Company activities, including, but not limited to, recruiting, hiring, training, transfers, promotions, compensation and benefits.
Questions Employees Should Ask Themselves:
•	Will my decision be consistent with Company policy?

•	Am I considering only objective job related factors?

•	Do I expect all employees to meet the same standards?
6. Sexual and Other Harassment
It is Company policy to provide a workplace free from tensions involving matters that do not relate to the Company’s business. In particular, an atmosphere of tension created by ethnic, racial, sexual or religious remarks, unwelcome sexual advances, or requests for sexual favors, will not be tolerated. The Company’s position is that sexual harassment is a form of misconduct that undermines the integrity of the employment relationship.
Harassment of employees, applicants, customers, contractors or suppliers by other employees is a violation of Company policy. Harassment includes, without limitation, verbal harassment (epithets, derogatory statements, slurs), physical harassment (hitting, pushing or other aggressive physical contact) and visual harassment (posters, cartoons, drawings).

Code of Business Conduct and Ethics
Harassment may be unlawful and is prohibited whether it occurs in the workplace, at customer sites, or at other employment related events or activities. However, the objectionable conduct need not be unlawful to violate Company policy. Company policy prohibits all inappropriate harassing conduct, whether or not the conduct is so severe as to be considered a violation of law.
Unlawful sexual harassment is defined as unwelcome sexual advances, requests for sexual favors, and verbal or physical conduct of a sexual nature, (1) when submission to or rejection of such conduct is made either explicitly or implicitly a term or condition of employment; (2) or is used as a basis for employment decisions; or (3) when such conduct has the purpose or effect of unreasonably interfering with an individual’s work performance by creating an intimidating, hostile, humiliating or sexually offensive work environment.
While it is not possible to provide an exhaustive list of conduct that violates the Company’s sexual harassment policy, what follows are examples of conduct which may constitute policy violations, whether verbal or physical, regardless of intent:
•	Repeated offensive or unwelcome sexual flirtation

•	Sexual advances or physical assault

•	Propositions

•	Continual or repeated verbal abuse of a sexual nature

•	Requests for sexual favors

•	The exchange of sexual favors for actual or promised job benefit or salary enhancement

•	Use of sexual epithets

•	Graphic verbal commentaries or inappropriate references to male or female anatomy

•	Sexually degrading words used to describe an individual

•	Written or verbal references to sexual conduct

•	Gossip regarding one’s sexual activities or prowess

•	Repeated requests for dates

•	Leering, whistling or touching

•	Inquiries or comments about another’s sex life

•	Assault or coerced sexual activity

•	Displaying sexually suggestive objects, pictures, cartoons

•	Telling sexual jokes
Employees who observe, learn of, or are subjected to harassment, are responsible immediately to report the conduct to their supervisor, manager or human resources representative. Investigations will be conducted in as discrete and as confidential a manner as is practicable.
Retaliation against individuals who report such violations of policy, or against those who provide information in an investigation of such violations, is also a violation of policy.

Code of Business Conduct and Ethics
The Company will act promptly and vigorously to take corrective action and appropriate discipline with respect to any harassment or retaliation, up to and including immediate termination of offending individuals.
VIOLATION OF ANY OF THE ABOVE STANDARDS AND PROCEDURES WILL SUBJECT THE EMPLOYEE TO DISCIPLINARY ACTION, UP TO AND INCUDING IMMEDIATE TERMINATION OF EMPLOYMENT. THE EMPLOYEE MAY ALSO BE SUBJECT TO LEGAL PROCESS.
Questions Employees Should Ask Themselves:
•	How would I feel if I was subjected to the same treatment?

•	Am I giving his/her point of view as much consideration as my own?
7. Environmental Policy
RailAmerica is committed to conducting its business in compliance with all applicable environmental and workplace laws and regulations in a manner that has the highest regard for the safety and well being of its employees and the general public. Therefore, RailAmerica expects all employees to do their utmost to abide by the letter and spirit of these laws and regulations. These laws and regulations must be strictly followed. The exercise of personal discretion or judgment in this area is not acceptable. Employees are asked to report immediately any unsafe conditions to their supervisor.
8. Insider Trading
Insider trading is both unethical and illegal and will be dealt with decisively. Directors, officers and employees shall not trade in securities while in possession of material, non-public information.
Trading Stock & Securities
Federal law and Company policy prohibit directors, officers and employees, directly or indirectly through their families or others, from purchasing or selling Company stock while in the possession of material, non-public information concerning the Company. This same prohibition applies to trading in the stock of other publicly held companies on the basis of material, non-public information. To avoid even the appearance of impropriety, Company policy also prohibits directors, officers and employees from trading in options on the open market in Company stock under any circumstances. All directors, officers and employees shall follow the rules on securities trading as set forth in the Company’s Insider Trading and Corporate Disclosure Policy.
Material, non-public information is any information that could reasonably be expected to affect the price of a stock. If an employee is considering buying or selling a stock because of non-public information they possess, they should assume that such information is material. It is also important for the employee to keep in mind that if any trade they make becomes the subject of an investigation by the government, the trade will be viewed after-the-fact with the benefit of hindsight. Consequently, directors, officers and employees should always carefully consider how their trades would look from this perspective.

Code of Business Conduct and Ethics
Tipping
If an employee’s family or friends ask for advice about buying or selling Company stock, the employee should not provide it. Federal law and Company policy also prohibit the employee from “tipping” family or friends regarding material, non-public information that the employee learns about RailAmerica or any other publicly traded company in the course of employment. The same penalties apply, regardless of whether the director, officer or employee derives any benefit from the trade.
The insider trading laws are actively enforced by the Securities and Exchange Commission and should be taken seriously.
Questions Employees Should Ask Themselves:
•	Does information I have learned about the Company make me want to buy stock?

•	If the newspaper published what I know, would it make the Company’s stock rise or fall?

•	How would the trade I am considering look to government prosecutors if it became the subject of an investigation?
9. Political Activity & Contributions
It is Company policy that no corporate funds may be used to make political contributions of any kind to any candidate or political party. This prohibition covers not only direct contributions but also indirect assistance or support of candidates or political parties through the purchase of tickets to special dinners or other fund-raising events, and the furnishing of any other goods, services or equipment to political parties or committees. However, the policy does not prohibit the formation of a Political Action Committee sponsored by the Company pursuant to federal and state law, which the Company has implemented. Political contributions or activities by individuals on their own behalf are, of course, permissible. No person may be reimbursed directly or indirectly by the Company for any political contribution or for the cost of attending any political event.
10. Protection and Proper Use of Company Assets
All directors, officers and employees should protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. RailAmerica’s assets are to be used only for the legitimate business purposes of RailAmerica and its subsidiaries and only by authorized employees or their designees. This includes both tangible and intangible assets.
Some examples of tangible assets include:
•	Office equipment such as phones, copiers, computers, furniture, supplies and production equipment
RailAmerica’s electronic mail (e-mail) system should be restricted primarily to Company business. Highly confidential information should be handled appropriately. The Company reserves the right at any time to monitor and inspect, without notice, all electronic communications data and information transmitted on the network and

Code of Business Conduct and Ethics
electronic files located on personal computers owned by the Company or computers on the premises used in Company business.
Third Party Software is provided as a productivity tool for employees to perform their job functions. Please note that, just because third party product or utility software is located on a corporate utility server, it does not necessarily mean that it is licensed for use as a standalone software product. Employees may be liable as individuals for illegal software use.
11. Reporting Violations of Company Policies
There are no easy answers to many ethical issues we face in our daily business activities. In some cases the right thing to do will be obvious, but in other more complex situations, it may be difficult for an employee to decide what to do. When an employee is faced with a tough ethical decision or whenever they have any doubts as to the right thing to do, they should talk to someone else such as their supervisor, another manager, the Human Resources Department or the Legal Department. The Company has also established a system for reporting violations of any of the Company policies, as well as any suspected misconduct by any employee or representative of the Company, and violations of laws, rules and regulations. This may be done anonymously by contacting the Vice President of Human Resources or the Senior Vice President and General Counsel at Corporate Headquarters in Boca Raton, Florida.
RailAmerica will not permit any form of retaliation against any person, who, in good faith, reports known or suspected violations of Company policy or any law or regulation.